UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Kings Crowd LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 14, 2017

Physical address of issuer
695 Atlantic Ave., Floor 9, Boston, MA 02111

Website of issuer
kingscrowd.com

Current number of employees
8

1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$60,231.34	$230,378.00
Cash & Cash Equivalents	$52,211.00	$65,613.00
Accounts Receivable	$0.00	$646.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$19,016.70	$2,293.00
Cost of Goods Sold	$134,687.73	$31,425.00
Taxes Paid	$0.00	$0.00
Net Income	-$173,899.00	-$60,585.00

6/1/20

FORM C-AR

Kings Crowd LLC



 This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Kings Crowd LLC, a Delaware Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at kingscrowd.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 6/1/20.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 6
   The Business 6
RISK FACTORS 6
   Risks Related to the Company's Business and Industry 6
BUSINESS 10
   Description of the Business 10
   Business Plan 10
   History of the Business 11
   The Company's Products and/or Services 11
   Competition 11
   Supply Chain and Customer Base 12
   Intellectual Property 12
   Governmental/Regulatory Approval and Compliance 12
   Litigation 12
   Other 13
DIRECTORS, OFFICERS AND EMPLOYEES 13
   Directors 13
   Officers 14
   Employees 15
CAPITALIZATION AND OWNERSHIP 15
   Capitalization 15
   Ownership 19
FINANCIAL INFORMATION 19
   Operations 19
   Liquidity and Capital Resources 20
   Capital Expenditures and Other Obligations 20
   Material Changes and Other Information 20
   Trends and Uncertainties 21
   Restrictions on Transfer 21
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 21
   Related Person Transactions 21
   Conflicts of Interest 21
OTHER INFORMATION 21
   Bad Actor Disclosure 22
EXHIBITS 25
   EXHIBIT A 26

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Kings Crowd LLC (the "Company") is a Delaware Limited Liability Company, formed on December 14, 2017.

The Company is located at 695 Atlantic Ave., Floor 9, Boston, MA 02111.

The Company's website is kingscrowd.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

KingsCrowd is a rating and analytics service for the online private markets that services both individuals and institutions with independent analysis and research tools for making informed investment decisions in this newly emerging space.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits since KingsCrowd was formed in December 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. KingsCrowd has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next3 years.

The Company may need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in the prototype phase and might never be operational products. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its unitholders.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time or may never become liquid.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the shares or units you receive in the Netcapital offering. More importantly, there is no regular, established market for these shares or units and there may never be one. As a result, if you decide to sell these units in the future, you may not be able to find a buyer. While Netcapital currently offers a secondary transfer platform that may permit you to sell your shares to eligible buyers, there is no guarantee that you either will be able to sell your shares or units or sell them at prices that you may consider attractive or that this secondary trading platform will continue to be operated by Netcapital. Itis possible that the Company could be acquired at some point in the future or could conduct one or more offerings, public or private, that might provide liquidity to you. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The transferability of the securities you are buying is limited.
Any unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

We reserve the right to make future offers and sales, either public or private, of our securities, including membership interest units or securities convertible into membership interest units at prices differing from the price of the units previously issued.
In the event that any such future sales of securities are affected or we use our membership interest units to pay our obligations, an investor's pro rata ownership interest may be reduced.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

KingsCrowd is a rating and analytics service for the online private markets that services both individuals and institutions with independent analysis and research tools for making informed investment decisions in this newly emerging space.

Business Plan

KingsCrowd aims to provide the infrastructure for startup investment decisions with a platform agnostic ratings and analytics solution including 4 key components. We plan to sell across B2C, B2B and B2B2C via monthly/annual subscriptions: The four components of the business include: 1. Education: "How to guides" and tools, expert editorial content, community Slack channel 2. Research: Crowdsourced research, in-house market research, Founder webinars 3. Analytics: Market and individual deal analytics 4. Ratings: Standardized company ratings of all companies conducting online private market raises. We provide deal aggregation, but still put the burden of determining, where, what and who to invest in on the individual. We remove the burden from the individual / institution by answering these questions through (1) Investor education, (2) In-depth market and deal research, (3) Standardized / searchable market and deal analytics, (4) Standardized / searchable deal ratings.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Ratings & Analytics	We provide a subscription service to access KingsCrowd ratings and analytics on startups that are raising capital online. We work on behalf of individual and institutional investors looking to learn about startup investment opportunities available online.	We are serving the 1M+ who have been involved in investing in the newly emerging online private market ecosystem.

We have built some simplistic rating and analytics tools to service online private market investors and continue to invest heavily in developing more sophisticated data tools and investment research functionality to better serve our customers.

We operate online and utilize both traditional organic sales as well as partnerships with various financial organizations to help access our core demographic.

Competition

The Company's primary competitors are At this time we are a first mover with our product.

At this current time we are a first mover with our suite of ratings and analytics tools for this specific space. However, we do face potential competition both from traditional financial publishers as well as larger financial research organizations that primarily focus on the public markets but may make an aggressive move to compete in this space as well. In the future. competitors may aggressively enter this space and cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our customers are individual consumers of our content. We are also working to expand into insitutional sales to family offices, RIAs, wealth advisors as well as license to larger financial organizations such as self-directed IRA providers.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

We may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results and financial condition.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 695 Atlantic Ave., Floor 9, Boston, MA 02111

The Company has the following additional addresses: 50 California St. Suite 1503 San Francisco CA 94111

The Company conducts business in California and Maryland.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Cecilia Lenk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, 05/2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

7/2017-Current: CEO of ValueSetters, Inc. Principal Business: Financial Services Responsibilities: Oversees the business; 05/12-01/2017: FableVision - Creative Strategist Principal Occupation: Education and Media; 06/2012-Current: LaunchPad Venture Group - Angel Investor Principal Occupation: Startup Investing Responsibilities: Invest in startups; 05/2018-Current: KingsCrowd Position: Manager Responsibilities: Serves as Manager

Education

Name

Robert Waterman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, 05/2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

06/2012-Current: Manager of Nantascot, LLC Responsibilities: Managing Nantascot; 12/2015-Current: Coldwell Banker Residential Real Estate: Realtor Principal Business: Real Estate

Responsibilities: Managing Real Estate; 05/2018-Current: KingsCrowd Position: Manager Responsibilities: Serves as Manager

Education

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sean O'Reilly

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer, 06/2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sean's work history for the prior three years: Motley Fool: Copywriter & Contributing Energy & Industrials Analyst / Editor Nov 2015 - Aug 2017; Wilson Blvd. Content LLC: Principal, Aug 2017 to present; KingsCrowd: Chief Content Officer, June 2018 to present

Education

Name

Christopher Lustrino

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, 12/17 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Christopher Lustrino has served as our Chief Executive Officer since our inception in December 2017. He is a former Associate Consultant at LEK Consulting (2014 - 2017), where he focused on private equity due diligence, and ran finance operations at Freebird (2016-2018), a travel tech startups. Founded Simple.Innovative. Change, a Fintech publication focused on alternative investments and lending, and was a finalist for the 2018 LendIt Fintech Journalist of the Year.

Education

Chris graduated from Boston College with a business degree in Operations, Info Systems and Marketing.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in Massachusetts, California, and Maryland.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	2,846,136
Voting Rights	Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal. The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Those investors who purchased membership units through Netcapital have a minority ownership in KingsCrowd and are subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion. Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is 0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests		$106,999.00	Product development, business development, marketing, legal and admin, content production.	August 1, 2018	Section 4(a)(6)
LLC/Membership Interests		$14,351.00	Product development, business development, marketing, legal and admin, content production.	October 1, 2018	Section 4(a)(6)
LLC/Membership Interests		$45,697.00	Product development, business development, marketing, legal and admin, content production.	January 1, 2019	RegCF
LLC/Membership Interests	13,888	$25,000.00	Product development, business development, marketing, legal and admin, content production.	April 1, 2019	Section 4(a)(2)
LLC/Membership Interests	554,703	$998,467.00	Management, Technical/Engineering,	March 14, 2020	Regulation CF

			Investment Team / Research , Marketing / BD Expenses, Legal / Admin, Intermediary fees		
LLC/Member ship Interests	13,888	$25,000.00		December 15, 2019	Section 4(a)(2)

Ownership

The Company is broadly held amongst 26 owners.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Nantascot LLC	25.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$173,899.00	-$173,899.00	$0.00

Operations

The Company completed its pre-seed round of financing in March 2020. Following the Offering, we should have enough liquidity to execute our business plan until Q3 2020. Our significant challenges are developing and marketing a viable product in a competitive environment, especially one in which we are dealing with a global pandemic and a financial system that is under significant stress. The Company may need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following launching our portfolio account feature, version 1 of our early-stage rating platform, and our initial analytics tools. We intend to pursue product-market fit and make strategic acquisitions and partnership decisions to drive towards long term goals of growing a substantial user base that can scale the size of our business. However, these are all long term initiatives that may not result in meaningful revenues for some time.

Liquidity and Capital Resources

On March 14, 2020 the Company conducted an offering pursuant to Regulation CF and raised $998,467.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
KingsCrowd is committed to developing our ratings and analytics tools that will help us to develop our differentiated moat as an organization. In order to do so, we will invest heavily in supporting developers to build out our core product offering, which is a substantial upfront capital investment.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Christopher Lustrino

DocuSigned by:

Christopher Lustrino

81496356CA20444...

(Signature)

Christopher Lustrino

(Name)

Founder, CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Cecilia Lenk

DocuSigned by:

Cecilia Lenk

F34659C6B9ED419...

(Signature)

Cecilia Lenk

(Name)

Manager

(Title)

6/1/2020

(Date)

/s/Christopher Lustrino

DocuSigned by: Christopher Lustrino
81496356CA20444...

(Signature)

Christopher Lustrino
(Name)

Chief Executive Officer
(Title)

6/1/2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Balance Sheet

Kings Crowd LLC
As at 31 December 2019

31 Dec 2019

Assets

Cash and Cash Equivalents	
KingsCrowd	52,211
Total Cash and Cash Equivalents	**52,211**
Property, Plant and Equipment	
Computer & Office Equipment	8,020
Total Property, Plant and Equipment	**8,020**
Total Assets	**60,231**

Liabilities and Equity

Liabilities	
Current Liabilities	
American Express Corporate	(1,994)
Brex Card	(8,298)
KingsCrowd Credit Card	53,760
Line of Credit	(79,781)
Total Current Liabilities	**(36,312)**
Total Liabilities	**(36,312)**
Equity	
Current Year Earnings	(173,900)
Owner's Capital	114,343
Owner's Capital: Owner's Investment	216,942
Retained Earnings	(60,843)
Total Equity	**96,543**
Total Liabilities and Equity	**60,231**

Income Statement

Kings Crowd LLC
For the 12 months ended 31 December 2019

	Dec-19
Revenue	
Refunds	(397)
Sales	19,017
Total Revenue	**18,620**
Less Cost of Sales	
Subcontractors	134,688
Total Cost of Sales	**134,688**
Gross Profit	**(116,068)**
Operating Expenses	
Rent	22,341
Total Operating Expenses	**22,341**
Operating Income / (Loss)	**(138,409)**
Other Income and Expense	
Advertising	(12,091)
Business License & Fees	(105)
Customer Support	21
Dues & Subscriptions	(7,539)
Industry Events	(626)
Insurance	(115)
Meals & Entertainment	1,186
Miscellaneous	(293)
Other Expense	(609)
Other Income	191
Professional Fees	(10,200)
Reimbursable Expense	(705)
Transaction Fees	42
Transportation & Lodging	(5,044)
Vendor Refunds	396
Total Other Income and Expense	**(35,491)**
Net Income / (Loss) before Tax	**(173,900)**
Net Income	**(173,900)**
Total Comprehensive Income	**(173,900)**